Exhibit 4.1

BP p.l.c.

RULES OF THE BP p.l.c. RESTRICTED SHARE PLAN II

Adoption:	December 4, 2014

Table of Contents

Contents		Page

1	Definitions	1

2	Operation of the Plan	3

3	Awards	4

4	Vesting and Release of Awards	6

5	Malus and clawback	7

6	Career Breaks	9

7	Leaving the Group before the end of the Restricted Period	9

8	Holding Period	11

9	Variations in share capital, demergers and special distributions	12

10	Takeovers and restructurings	13

11	Exchange of Awards	14

12	Restrictions on issue of Shares	14

13	Terms of employment	15

14	General	16

15	Changing the Plan and termination	18

16	Governing law and jurisdiction	18

Schedule 1 US		19

Schedule 2 Restricted Cash Units		23

i

Rules of the BP p.l.c. Restricted Share Plan II

Introduction

This Plan sets out the terms on which shares may be provided to certain employees of the Company and its subsidiaries. Employees selected for participation in the Plan will be granted an award of:

-	Restricted Share Units giving them a conditional entitlement to receive Shares for free on vesting; and/or

-	Restricted Shares which are transferred to them on grant on the basis that they must be returned to the extent the award lapses before vesting.

The conversion of Restricted Share Units into Shares and subsequent release of those shares is subject to continued employment during the restricted period.

1	Definitions

In these rules:

“Acquiring Company” means a person who obtains Control of the Company;

“ADS” means an American depositary share representing ordinary shares of the Company;

“Award” means an award of Restricted Shares or Restricted Share Units;

“Business Day” means a day on which the London Stock Exchange (or, if relevant and if the Designated Corporate Officer determines, any stock exchange nominated by the Designated Corporate Officer on which the Shares are traded) is open for the transaction of business. For the purposes of ADSs “Business Day” means a day on which the New York Stock Exchange is open for the transaction of business;

“Career Break” means an extended period of unpaid leave from normal work, without ceasing to be an employee or director of any Member of the Group, with the agreement of the Company and which is designated by the Plan Administrator as a Career Break for the purposes of these rules;

“Company” means BP p.l.c.;

“Conditions” means any conditions imposed under rule 2.4, including any conditions relating to performance;

“Control” has the meaning given to it by 995 of the Income Tax Act 2007;

“Dealing Restrictions” means restrictions imposed by statute, order, regulation or Government directive, or by the Model Code or any code adopted by the Company based on the Model Code;

“Designated Corporate Officer” means the Group Chief Executive or other appropriate Corporate Officer authorised under BP’s System of Internal Control and associated delegations;

“Grant Date” means the date which the Plan Administrator sets for the grant of an Award;

“Holding Period” means any period during which rule 8 will apply;

“Holding Shares” means the Shares which are subject to a Holding Period;

“London Stock Exchange” means London Stock Exchange plc;

“Market Value” has the same meaning given to it in rule 4.5;

“Member of the Group” means:

(i)	the Company; and

(ii)	its Subsidiaries from time to time; and

(iii)	any other company which is associated with the Company and is so designated by the Designated Corporate Officer;

“Model Code” means the UK Listing Authority Model Code for transactions in securities by directors, certain employees and persons connected with them;

“Owned Shares” means Holding Shares held as Owned Shares as described in rules 8.1;

“Participant” means a person who is participating in the Plan or his personal representative(s);

“Plan” means these rules known as “The BP p.l.c. Restricted Share Plan II” as changed from time to time;

“Plan Administrator” means the person or persons appointed by the Designated Corporate Officer as the plan administrator for the purposes of this Plan;

“Regulatory Information Service” means a service that is approved by the Financial Conduct Authority as meeting the Primary Information Provider Criteria and is on the list of the Regulatory Information Services maintained by the Financial Conduct Authority;

“Release” means the conversion of Restricted Share Units into Shares and the transfer of those Shares and “Released” shall be construed accordingly;

“Restricted Period” means the period notified to the Participant under rule 3.1, which will normally be 3 calendar years from the Grant Date, unless otherwise determined by the Plan Administrator and approved by the Designated Corporate Officer at the time of grant;

“Restricted Share” means a Share (or as the case may be an ADS) transferred to a Participant on the basis described in rule 3.3;

“Restricted Share Agreement” is the agreement in relation to Restricted Shares referred to in rule 3.3;

“Restricted Share Unit” means a conditional entitlement to a receive Shares for free;

“Shares” means fully paid ordinary shares in the capital of the Company or where the context requires ADSs (see rule 4.6);

“Subsidiary” means a company which is a subsidiary of the Company within the meaning of Section 1159 of the Companies Act 2006;

“Vesting” means the satisfaction of conditions such that:

(a)	in the case of Restricted Share Units, a Participant has an unconditional right to have his Restricted Share Units Released; and

(b)	in the case of Restricted Shares, the restrictions set out in rule 3.3 cease to apply; and

in either case, subject to any malus or clawback under rule 5 or any Holding Period and “Vest” or “Vested” shall be construed accordingly; and

“Vesting Date” is the date on which an Award Vests.

2	Operation of the Plan

2.1	Eligibility

The Company may select any employee of a Member of the Group be granted an Award and become a Participant. However, participation may not be extended to an employee who on the Grant Date is either:

2.1.1	a director of the Company; or

2.1.2	an employee whose employment has been terminated or is to be terminated whether or not notice of termination of employment has been given or received and whether or not such termination is lawful unless the Designated Corporate Officer considers that special circumstances exist.

2.2	Grant

Where a Participant has been selected to participate in the Plan under rule 2.1, the Company will determine:

2.2.1	the number of Shares subject to the Award; and

2.2.2	whether the Award will be an Award of Restricted Shares or Restricted Share Units or a combination; and

2.2.3	whether or not a Holding Period will apply and if so, when it will normally end and how the number of Holding Shares will be determined.

Awards and their terms must be approved in advance by the Designated Corporate Officer.

2.3	Timing of operation

Awards may only be granted within 42 days starting on any of the following:

2.3.1	the date of adoption of the Plan;

2.3.2	the date of any general meeting of the Company;

2.3.3	the day after the announcement of the Company’s results through a Regulatory Information Service for any period;

2.3.4	any day on which the Designated Corporate Officer resolves that exceptional circumstances exist which justify the grant of Awards;

2.3.5	any day on which changes to the legislation or regulations affecting share plans are announced, effected or made; or

2.3.6	the lifting of Dealing Restrictions which prevented the granting of Awards during any period specified above.

2.4	Conditions

2.4.1	The Vesting of an Award may be subject to the satisfaction of Conditions specified at the Grant Date. Conditions may be different for different Participants. If Conditions apply, a Participant will be notified of the Conditions in such manner as the Company decides.

2.4.2	The Company, subject to the approval of the Designated Corporate Officer, may waive or change any Condition in accordance with its terms or in any way the Designated Corporate Officer sees fit.

2.4.3	Notwithstanding anything else in the Plan, Awards will only Vest to the extent that any Conditions are satisfied or waived.

2.5	No payment

A Participant is not required to pay for the grant of an Award.

2.6	Disclaimer of Awards

Any Participant may disclaim all or part of an Award within 80 days after the Grant Date by notice in writing to any person nominated by the Company. If this happens, the Award will be deemed never to have been granted under the Plan. A Participant is not required to pay for the disclaimer.

3	Awards

3.1	Terms of Grant

Awards are subject to the rules of the Plan and / or such other terms and Conditions as may be determined on or before the Grant Date by the Designated Corporate Officer. The terms of the grant of an Award, as determined by the Company and approved by the Designated Corporate Officer, must include the number of Shares comprised in the Award.

3.2	Documentation of Restricted Share Units

The Company may notify a Participant of the terms of his grant of Restricted Share Units in such manner as it decides.

3.3	Documentation and transfer of Restricted Shares

3.3.1	The Participant must, in relation to his Restricted Shares, sign all such documentation as the Company may consider necessary to give effect to the Award including, without limitation:

(i)	the Restricted Share Agreement;

(ii)	a power of attorney or blank stock transfer form;

(iii)	any tax elections including elections under Part 7 of the Income Tax (Earnings and Pensions) Act 2003 or similar elections; and/or

(iv)	elections to transfer any liability, or agreements to pay, social security contribution

If he does not do so within a period specified by the Company, the Award will lapse at the end of that period.

3.3.2	The Restricted Share Agreement will provide that, to the extent that the Award lapses or ceases to be capable of Vesting, the Restricted Shares are forfeited and the Participant will immediately transfer his interest in the Restricted Shares, for no consideration or nominal consideration, to any person (which may include the Company, where permitted) specified by the Company. The Restricted Share Agreement will contain such other terms as the Company may prescribe.

3.3.3	As soon as reasonably practicable after the Participant has signed the documents specified above, the Company will arrange for the relevant number of Restricted Shares (or as the case may be ADS’s) to be transferred:

(i)	to the Participant; or

(ii)	to another person nominated by the Company to be held for the Participant;

on the terms of the Plan and the Restricted Share Agreement. If the Shares are transferred to the Participant, the Company may retain the share certificates or other documents of title.

3.4	Rights

A Participant will have no rights of a shareholder (e.g. voting or dividends) in respect of Restricted Share Units.

Except to the extent specified in the Restricted Share Agreement and these rules, a Participant will have all rights of a shareholder in respect of Restricted Shares until the Award lapses.

(Any securities which the Participant receives in respect of Restricted Shares as a result of an event described in rule will, unless the Designated Corporate Officer decides otherwise, be subject to the same restrictions as the corresponding Restricted Shares. This will not apply to any Shares which a Participant acquires on a rights issue or similar transaction to the extent that they exceed the number he would have acquired on a sale of sufficient rights under the rights issued nil-paid to take up the balance of the rights.

3.5	Dividend equivalents – Restricted Share Units

The number of Restricted Share Units granted to a Participant shall be notionally increased as determined by the Plan Administrator to take account of the Net Dividends that would have been paid on the Shares subject to his Awards during the Restricted Period (“Additional Restricted Share Units”). Additional Restricted Share Units will be credited to a Participant at the time dividends on Shares are paid, and will also attract Additional Restricted Share Units. All Additional Restricted Share Units shall be subject to the rules of the Plan and the terms of the Awards by reference to which they were granted, including the same Restricted Period and any applicable withholdings.

The Designated Corporate Officer may at any time decide to disapply this rule 3.5 in relation to all or part of a special dividend or dividend in specie which may otherwise be included in rule 3.5.

For the purposes of this rule 3.5, “Net Dividends” means the amount of the dividend less any notional tax credit.

3.6	Restriction on disposal of interest and hedging

A Participant must not sell, transfer, assign, hedge, charge or otherwise dispose of any Restricted Share Units or Restricted Shares or any interest in them and must not enter into any transaction which transfers the risk of price movements with regard to the Shares subject to an Award. If he does, then the Designated Corporate Officer may determine that the Award will lapse. This will not apply to any disposal permitted under rule 4.7 (Withholding) or the transfer of Shares on a Participant’s death to his personal representatives.

4	Vesting and Release of Awards

4.1	Time of Vesting where no Conditions apply

Subject to rules 6 and 7, Awards will Vest at the end of the Restricted Period.

4.2	Time of Vesting where Conditions apply

Where the Vesting of an Award is subject to the satisfaction of Conditions, the Designated Corporate Officer will as soon as practicable following the end of the Restricted Period determine whether and to what extent any Conditions have been satisfied. Subject to rules 5 to 8, the Awards will Vest to that extent on the date on which the determination is made.

The Designated Corporate Officer may decide to adjust the number of Shares in respect of which Awards Vest (which may exceed the number notified under rule 2.2.1) to take account of the extent to which the Conditions have been satisfied.  For the avoidance of doubt, this includes reducing the number of Shares to zero where none of the Conditions have been met (as determined by the Designated Corporate Officer) in which case, the Awards do not Vest and will lapse.

4.3	Consequences

Subject to rules 5 (malus and clawback) and 8 (Holding Period), to the extent that Restricted Share Units Vest under any of rule 4, 7, or 10, the Company will procure the Release of Awards to the Participant (or as he may direct) on or as soon as practicable after the Vesting Date. The Participant will be entitled to all rights to Shares where the record dates fall after the date of transfer.

Subject to rules 5 (malus and clawback) and 8 (Holding Period), to the extent that Restricted Shares Vest under any of rule 4, 7, or 10, the restrictions described in the rules and the Restricted Share Agreement cease to apply. If the Restricted Shares are not held by the Participant, they will be held as bare nominee for the Participant from the date of Vesting.

4.4	Lapse

If any Restricted Share Units lapse under the Plan, they will not be Released and a Participant will have no rights in respect of them. If any Restricted Shares lapse, the Participant will immediately transfer the Shares as described in rule 3.3 and the Restricted Share Agreement.

4.5	Cash alternative

The Company in its absolute discretion may decide to satisfy the Release of Restricted Share Units by paying an equivalent amount in cash (subject to the withholding provisions in rule 4.7 (Withholding)). Equivalency will be determined in the sole discretion of the Plan Administrator.

4.6	ADSs

The Plan Administrator may determine that certain Restricted Share Units and their Release will be in respect of ADSs and references in these rules to Shares, Awards and dividends shall be construed accordingly.

4.7	Withholding, deductions and offsets

The Company, any employing company or other Member for the Group or trustee of any employee benefit trust may withhold such amount and make such arrangements as it considers necessary to meet any liability to taxation or social security contributions in respect of Awards or their Release or the transfer of Shares or any change in the rights attaching to them. These arrangements may include the sale of any Shares on behalf of the Participant or the reduction in the number of Shares in respect of which the Award Vests.

In addition, it shall be a condition of the Vesting and/or Release of an Award that the Company, any employing Company or other Member of the Group may deduct from and set off against the Shares (whether payable in cash or Shares and whenever payable) any debt, obligation, liability, or other amount owed by the Participant to a Member of the Group, including but not limited to amounts under an expatriate tax policy (as currently in effect or as amended from time to time), or amounts advanced on behalf of the Participant with respect to employment taxes, as determined in the sole discretion of the Plan Administrator.

5	Malus and clawback

5.1	Application of malus and clawback

Notwithstanding any other rules of the Plan (including, without limitation, rules 7.2, 7.3 and 7.4), the Designated Corporate Officer may decide that malus and/or clawback will apply to an Award if the Designated Corporate Officer has determined that one or more of the following circumstances below (or, in the case of clawback, the circumstance described in rules 5.1.3 , 5.1.4 or 5.1.6) have arisen.

The circumstances are:

5.1.1	The Participant has engaged in conduct (including, but not limited to, a violation of the BP Code of Conduct) which the Designated Corporate Officer considers was contrary to the legitimate expectations of the Company for an employee in the Participant's position (or the position occupied by the Participant before he left the Group).

5.1.2	Results announced for any period have been restated or subsequently appeared materially financially inaccurate or misleading as determined by the Designated Corporate Officer.

5.1.3	A business unit or profit centre in which the Participant worked has made a material financial loss as a result of circumstances that could reasonably have been risk-managed and which leads to or is likely to create reputational damage to the Group.

5.1.4	Any team, business area, member of the Group or profit centre in which the Participant works has been the subject of any regulatory investigation or has been in breach of any laws, rules or codes of conduct applicable to it or the standards reasonably expected of it.

5.1.5	The Designated Corporate Officer determines that material reputational damage has been caused to the Group or any Member of the Group for which the Participant is responsible or accountable and which could have been reasonably avoided or mitigated.

5.1.6	Any other event as a result of which the Directors consider that the application of this rule is appropriate.

5.2	Malus

Where the Designated Corporate Officer decides that malus will apply to a Participant:

5.2.1	the Award will lapse or, in the case of Owned Shares, will be forfeited, wholly or in part as they may determine; and/or

5.2.2	the Restricted Period or any Holding Period for any Award will be extended by such period as he may determine; and/or

5.2.3	if the Award has already Vested but Shares have not yet been Released (because of, for example, any Dealing Restrictions), a reduced number of Shares as determined by the Designated Corporate Officer will be Released to the Participant.

5.3	Clawback

Where the Designated Corporate Officer decides that clawback will apply to a Participant then the Participant must transfer to or to the order of the Company, for no consideration, such number of the Shares which they have acquired pursuant to any Award as the Designated Corporate Officer may determine. If the Participant has sold any such Shares, they must pay to or to the order of the Company an amount equal to the market value, as determined at the sole discretion of the Plan Administrator, of that number of Shares as at the date of such sale and provide such evidence of the sale as the Designated Corporate Officer may require.

5.4	General

5.4.1	For the avoidance of doubt, circumstances described in rule 5.1 can arise even if the Participant was not responsible for the event in question or if it happened before or after the Vesting or grant of the Award.

5.4.2	Malus and/or clawback may be applied differently for different Participants or for different Awards held by the same Participant in relation to the same event.

5.4.3	The Designated Corporate Officer will notify the Participant of any application of malus or clawback.

5.4.4	Without limiting rule 13, the Participant will not be entitled to any compensation in respect of any application of malus or clawback.

5.5	Joining a Competitor Organisation

Where a Participant has ceased to be an employee but has retained his Award as a consequence of rule 7.2 or 7.3 the Directors retain the right to lapse his Award or forfeit his Owned Shares if, prior to acquiring the Shares, the Participant joins a Competitor Organisation of any Member of the Group within 12 months of ceasing to be an employee. The Directors will have the sole discretion to determine the definition of “Competitor Organisation”.

6	Career Breaks

6.1.1	If a Participant is on a Career Break on the date that his Awards would ordinarily Vest under the Plan, then unless the Plan Administrator determines otherwise in any particular case, the Awards will Vest and be Released in accordance with rules 4.1 to 4.7 (but subject to any Holding Period) as soon as practicable after the Plan Administrator determines that the Participant has returned to normal employment at the end of the Career Break and has continued to be in his normal employment for a period of three months from the date of return, and in that period has not given or received notice of termination of employment.

6.1.2	Unless any of the reasons set out in rules 7.2.1, 7.4, 10.1, 10.2 or 10.4 apply, if the Participant ceases to be an employee or director of any Member of the Group before having returned to normal employment at the end of the Career Break or during the three month period referred to in rule 6.1.1, then the Awards will lapse will lapse on cessation of employment. If any of the reasons set out in rules 7.2.1 or 7.4 does apply, the Awards will Vest and be Released in accordance with rules 4.1 to 4.7 (but subject to any Holding Period) as soon as practicable after cessation of employment. If any of the reasons set out in rules 10.1, 10.2 or 10.4 apply, Awards will Vest and be Released in accordance with those rules.

7	Leaving the Group before the end of the Restricted Period

7.1	General rule on leaving employment

Unless rule 7.2 or 7.4 applies, if a Participant ceases to be an employee or director of a Member of the Group before the end of the Restricted Period, then all his Awards other than those granted pursuant to Rule 3.3 shall lapse on the date of cessation and he shall not be entitled to any Shares.

7.2	Leaving in exceptional circumstances

7.2.1	Other than when rule 6.1.2 applies, if a Participant ceases to be an employee or director of any Member of the Group before the end of the Restricted Period for any of the reasons set out below more than 12 months after the start of the Restricted Period (unless the Designated Corporate Officer decides that the 12 month rule shall not apply), then his Awards do not lapse and will Vest and be Released to him at the end of the Restricted Period in accordance with rules 4 and 7.2.3 unless the Plan Administrator decides that his Awards Vest and be Released before the end of the Restricted Period. The reasons are:

(i)	termination by the Participant’s employing company as a result of ill-health, injury or disability;

(ii)	the Participant’s employing company ceasing to be under the Control of the Company;

(iii)	a transfer of the undertaking, or the part of the undertaking, in which the Participant works to a person which is not under the Control of either the Company or a Member of the Group;

(iv)	redundancy; or

(v)	any other reason, if the Designated Corporate Officer so decides in any particular case.

7.2.2	The Designated Corporate Officer must exercise any discretion provided for in rule 7.2.1 (v) within 80 days after he/she becomes aware of the cessation of the relevant Participant’s employment or office and where the discretion is not exercised in favour of the Participant the Awards will be treated as having lapsed on the date of cessation.

7.2.3	The number of Shares in respect of which an Award Vests under rule 7.2.1 will, unless the Designated Corporate Officer decides otherwise, be reduced by on a pro-rata basis to reflect the portion of the Restricted Period which had not elapsed on the date the Participant ceased to be an employee or director of any Member of the Group.

7.3	Leaving after the end of the Restricted Period but before the Release of Awards

Subject to rule 5, if a Participant ceases to be an employee or director of any Member of the Group after the end of the Restricted Period but either before the Release of Awards (because of, for example, any Dealing Restrictions), then his Awards will not lapse. In these circumstances, Award will still Vest in accordance with rule 4.

7.4	Death

If a Participant dies, his Awards do not lapse but will Vest on the date of death. The Awards will be Released to his personal representative(s) as soon as possible after the date of death. The Designated Corporate Officer will determine the number of Shares to be Released in respect of Awards. For the avoidance of doubt, the Plan Administrator may decide to satisfy such Release in cash calculated in accordance with rule 4.5.

7.5	Meaning of “ceasing to be an employee or director”

For the purposes of this rule 7, a Participant will not be treated as ceasing to be an employee or director of a Member of the Group until he ceases to be an employee or director of any Member of the Group or if he recommences employment with a Member of the Group within 7 days of cessation.

8	Holding Period

This rule 8 applies to an Award if the Company determined under rule 2.2.4 that a Holding Period would apply to it.

8.1	How the Holding Period will apply to an Award

Before the end of the Restricted Period, the Designated Corporate Officer will determine in relation to Restricted Share Units whether:

8.1.1	the Restricted Share Units will continue in respect of the Holding Shares through the Holding Period (subject to this rule 8); or

8.1.2	the Holding Shares will be held as “Owned Shares” in accordance with this rule 8.

In the case of Restricted Shares, the Holding Shares will continue to be held as described in rule 3.3 but as Owned Shares subject to this rule 8.

The number of Shares which would Vest will be determined in accordance with rule 4 but:

8.1.3	where the Designated Corporate Officer has determined that Restricted Share Units will continue through the Holding Period, the Holding Shares will only be transferred or cash paid under that rule at the end of the Holding Period and subject to this rule 8; or

8.1.4	the beneficial ownership of any Owned Shares will be transferred to (or continue to be held by) the Participant but the legal title may be held by the Participant or another person determined by the Company, in each case, to be held during the Holding Period under this rule 8.

8.2	Tax

Where tax is payable at the start of the Holding Period and some of the Holding Shares are sold under rule 4.7 (withholding), the Holding Period will apply in respect of the remainder of the Holding Shares.

8.3	Rights during the Holding Period

8.3.1	The following additional provisions will apply to Owned Shares during the Holding Period:

(i)	The Participant will be entitled to vote and to receive dividends and have all other rights of a shareholder in respect of the Owned Shares from the date the Participant becomes the beneficial owner.

(ii)	The Participant may not transfer, assign or otherwise dispose of the Owned Shares or any interest in them (or instruct anyone to do so) except in the case of:

(a)	the sale of sufficient entitlements nil-paid in relation to a Share to take up the balance of the entitlements under a rights issue;

(b)	a forfeiture as described in rule 8.4; or

(c)	to fund any tax in accordance with rule 4.7 or 8.2.

(iii)	Any securities which the Participant receives in respect of Owned Shares as a result of an event described in rule 9 during the Holding Period will, unless the Designated Corporate Officer decides otherwise, be subject to the same restrictions as the corresponding Owned Shares. This will not apply to any Shares which a Participant acquires on a rights issue or similar transaction to the extent that they exceed the number he would have acquired on a sale of sufficient rights under the rights issued nil-paid to take up the balance of the rights.

8.3.2	The following provisions will apply during the Holding Period where an Award continues through the Holding Period:

(i)	Except as required under rule 8.2 (withholding), the Participant will have no rights in respect of the Holding Shares until the Shares are acquired at the end of the Holding Period.

(ii)	The Participant may not transfer, assign or otherwise dispose of the Holding Shares subject to any Award or any interest in them.

(iii)	During the Holding Period, the Participant will be entitled to dividend equivalents as described in rule 3.5 on Net Dividends that would have been paid on the Holding Shares during the Holding Period.

8.4	Forfeiture of Owned Shares

To the extent that Owned Shares are forfeited under rule 5, the Participant is deemed to consent to the immediate transfer of his beneficial ownership of the Holding Shares, for no consideration or nominal consideration, to any person (which may include the Company, where permitted) specified by the Designated Corporate Officer.

8.5	End of the Holding Period

8.5.1	The Holding Period will end on earliest of the following:

(i)	the date on which the Holding Period will normally end in relation to the Award as set under rule 2.2.4;

(ii)	the date on which the Designated Corporate Officer decides that the number of Holding Shares is sufficiently small that the continuation of the Holding Period is not warranted;

(iii)	the date on which the Participant dies;

(iv)	the date on which rule 10.1, 10.2 or 10.4 applies, unless the Award is exchanged.

8.5.2	At the end of a Holding Period, the restrictions relating to Owned Shares in rule 8.3.1 will cease to apply and the Holding Shares will be transferred to the Participant or as he may direct.

8.5.3	At the end of a Holding Period, rule 4.3 will apply and Holding Shares will be transferred or cash paid pursuant as if the Award had Vested to the relevant extent on that date.

9	Variations in share capital, demergers and special distributions

If, before the transfer of Shares pursuant to the Vesting of Restricted Share Units, there is:

(a)	a variation in the equity share capital of the Company, including a capitalisation or rights issue, sub-division, consolidation or reduction of share capital; or

(b)	a demerger (in whatever form) or exempt distribution by virtue of Section 213 of the Income and Corporation Taxes Act 1988; or

(c)	a special dividend or distribution,

then the number of Shares to be Released shall be adjusted in such manner as the Designated Corporate Officer may determine.

10	Takeovers and restructurings

10.1	Takeovers

Where, before the end of the Restricted Period, a person (or a group of persons acting in concert) obtains Control of the Company as a result of making an offer to acquire Shares, Awards will Vest, subject to rules 2.4 and 10.3 (Exchange), on the date the person obtains Control and will be Released to a Participant as soon as practicable thereafter.  The Designated Corporate Officer will determine the number of Shares to be Released in respect of Awards.

10.2	Schemes of arrangement

When, before the end of the Restricted Period, a court sanctions a compromise or arrangement in connection with the acquisition of Shares, Awards will Vest, subject to rules 2.4 and 10.3, on the date of court sanction and will be Released as soon as practicable thereafter. This rule applies to a court sanction under Section 899 of the Companies Act 2006 or equivalent procedure under local legislation. The Designated Corporate Officer will determine the number of Shares to be Released in respect of Awards.

10.3	Exchange

Awards will not Vest under either rule 10.1 or 10.2 but Awards (including any Awards for which the Holding Period has not ended) will be exchanged under rule 11 (Exchange of Awards) to the extent that:

10.3.1	an offer to exchange the Awards is made and accepted by a Participant; or

10.3.2	the Designated Corporate Officer, with the consent of the Acquiring Company, decides before the person obtains Control (where rule 10.1 applies) or court sanction (where rule 10.2 applies) that the Awards will be automatically exchanged.

10.4	Demergers or other corporate events

10.4.1	If the Designated Corporate Officer becomes aware that the Company is or is expected to be affected by any demerger, distribution (other than an ordinary dividend) or other transaction not falling within rules 10.1 (Takeover), or 10.2 (Schemes of arrangement) which, in the opinion of the Designated Corporate Officer would affect the current or future value of any Awards, the Designated Corporate Officer may determine that Awards will Vest. The Designated Corporate Officer will determine the number of Shares to be Released and when.

10.4.2	The Company will notify any Participant who is affected by the Designated Corporate Officer exercising their discretion under this rule.

10.5	Designated Corporate Officer

In this rule 10, “Designated Corporate Officer” means the person who was the Designated Corporate Officer immediately before the change of Control.

10.6	Overseas transfer

If a Participant is transferred to work in another country and, as a result of that transfer he would:

10.6.1	suffer a tax disadvantage in relation to his Awards and/or their Vesting or Release (this being shown to the satisfaction of the Designated Corporate Officer); or

10.6.2	become subject to restrictions on his ability to receive or to hold or deal in the Shares or the proceeds of the sale of the Shares because of the security laws or exchange control laws of the country to which he is transferred;

then if the Participant continues to hold an office or employment with a Member of the Group, the Designated Corporate Officer may in exceptional circumstances decide that Awards will Vest and be Released on a date the Designated Corporate Officer chooses before or after the transfer takes effect. The Vesting and Release of those Shares will be made in respect of the number of Awards the Designated Corporate Officer permits.

11	Exchange of Awards

11.1	Timing of exchange

Where Awards are to be exchanged under rules 10.1 and 10.2 (Takeovers and Schemes of arrangements) the exchange will take place as soon as practicable after the relevant event.

11.2	Exchange terms

Where a Participant is granted new Awards in exchange for existing Awards, the new Awards:

11.2.1	must be equivalent to the existing Awards;

11.2.2	are treated as having been acquired at the same time as the existing Awards and will Vest and be Released in the same manner and at the same time and be subject to the same Holding Period (if applicable);

11.2.3	are governed by the Plan as if references to Shares were references to the shares in respect of which the new Awards are granted and references to the Company were references to the Acquiring Company;

11.2.4	may provide (at the discretion of the Designated Corporate Officer) that the Vesting and Release of Shares is subject to Conditions.

12	Restrictions on issue of Shares

No Shares will be issued or transferred from treasury to satisfy the Release of Awards unless the Company in a general meeting approves in advance such issue or transfer if such approval is required.

13	Terms of employment

13.1.1	For the purposes of this rule 13, “Employee” means any person who is or will be eligible to be a Participant, or any other person.

13.1.2	This rule applies:

(i)	whether the Company has full discretion in the operation of the Plan, or whether the Company could be regarded as being subject to any obligations in the operation of the Plan;

(ii)	during an Employee’s employment or employment relationship with any Member of the Group; and

(iii)	after the termination of an Employee’s employment or employment relationship, whether the termination is lawful or unlawful.

13.1.3	Nothing in the rules or the operation of the Plan forms part of the contract of employment or employment relationship of an Employee. The rights and obligations arising from the employment relationship between the Employee and the Company or any Member of the Group are separate from, and are not affected by, the Plan. Participation in the Plan does not create any right to, or expectation of, continued employment or a continued employment relationship.

13.1.4	The grant of Awards on a particular basis in any year does not create any right to or expectation of the grant of Awards on the same basis, or at all, in any future year.

13.1.5	The benefit to an Employee of participating in the Plan shall not form any contractual right and shall not be pensionable or benefit bearing.

13.1.6	No Employee has a right to participate in the Plan, or be considered for participation in it, at a particular level or at all. Participation in one operation of the Plan does not imply any right to participate, or to be considered for participation in any later operation of the Plan.

13.1.7	Without prejudice to an Employee’s right in respect of Awards, including their Vesting or Release, subject to and in accordance with the express terms of the Plan, no Employee has any rights in respect of the exercise or omission to exercise any discretion, or the making or omission to make any decision, relating to the Awards or their Vesting or Release. Any and all discretions, decisions or omissions relating to the Awards or their Vesting or Release may operate to the disadvantage of the Employee, even if this could be regarded as capricious or unreasonable, or could be regarded as in breach of any implied term between the Employee and his employer, including any implied duty of trust and confidence. Any such implied term is excluded and overridden by this rule.

13.1.8	No Employee has any right to compensation for any loss in relation to the Plan, including:

(i)	any loss or reduction of any rights or expectations under the Plan in any circumstances or for any reason (including lawful or unlawful termination of employment or the employment relationship);

(ii)	any exercise of a discretion or a decision taken in relation to Awards or to the Plan, or any failure to exercise a discretion or take a decision;

(iii)	the operation, suspension, termination or amendment of the Plan, or any grant of Awards or their Vesting or Release.

13.1.9	Participation in the Plan is permitted only on the basis that the Participant accepts all the provisions of its rules, including in particular this rule. By participating in the Plan, an Employee waives all rights under the Plan, other than the right to acquire shares subject to and in accordance with the express terms of the Plan and the Conditions, in consideration for, and as a condition of, the grant of Awards under the Plan.

13.1.10	Nothing in this Plan confers any benefit, right or expectation on a person who is not an Employee. No such third party has any rights under the Contracts (Rights of Third Parties) Act 1999 to enforce any term of this Plan. This does not affect any other right or remedy of a third party which may exist.

13.1.11	Each of the provisions of this rule is entirely separate and independent from each of the other provisions. If any provision is found to be invalid then it will be deemed never to have been part of these rules and to the extent that it is possible to do so, this will not affect the validity or enforceability of any of the remaining provisions.

14	General

14.1	Decisions are final and binding

The decision of the Designated Corporate Officer and where relevant the Plan Administrator on the interpretation of the Plan or in any dispute relating to Awards, including their grant, Vesting and Release, or any matter relating to the Plan will be final and conclusive.

14.2	Documents sent to shareholders

The Company may, if it considers it appropriate, send to Participants copies of any documents or notices normally sent to the holders of its Shares at or around the same time as issuing them to the holders of its Shares.

14.3	Costs

The Company may ask a Participant’s employer to bear the costs in respect of Awards, including their grant, Vesting and Release to that Participant.

14.4	Regulations

The Designated Corporate Officer has the power from time to time to make or vary regulations for the administration and operation of the Plan but these must be consistent with its rules.

14.5	Employee trust

Any Member of the Group may provide money to the trustee of any trust or any other person to enable them or him to acquire Shares to be held for the purposes of the Plan, or enter into any guarantee or indemnity for those purposes, to the extent permitted by Section 682 of the Companies Act 2006.

14.6	Data protection

By participating in the Plan the Participant consents to the holding and processing of personal data provided by the Participant to the Company for all purposes relating to the operation of the Plan. These include, but are not limited to:

14.6.1	administering and maintaining Participant records;

14.6.2	providing information to trustees of any employee benefit trust, registrars, brokers or third party administrators of the Plan;

14.6.3	providing information to future purchasers of the Company or the business in which the Participant works;

14.6.4	transferring information about the Participant to a country or territory outside the European Economic Area;

14.6.5	providing information to enable the Company to survey the Participant in respect of his participation in the Plan.

To the extent a Participant has already entered into any other data protection agreement, with any Member of the Group this rule 14.6 will be interpreted so as not to be inconsistent with or to limit that existing agreement or this agreement.

14.7	Consents

All allotments and transfers of Shares will be subject to any necessary consents under any relevant enactments or regulations for the time being in force in the United Kingdom or elsewhere. The Participant will be responsible for complying with any requirements he needs to fulfil in order to obtain or avoid the necessity for any such consent.

14.8	Articles of association

Any Shares acquired under the Plan are subject to the articles of association of the Company from time to time in force.

14.9	Notices

14.9.1	Any notice or other document which has to be given to a person who is or will be eligible to be a Participant under or in connection with the Plan may be:

(i)	delivered or sent by post to him at his home address according to the records of his employing company; or

(ii)	sent by e-mail or fax to any e-mail address or fax number which according to the records of his employing company is used by him; or

(iii)	posted on the Company’s website;

or in the case of rules 14.9.1(i) or 14.9.1(ii) such other address, for example, work address, which the Plan Administrator considers appropriate.

14.9.2	Any notice or other document which has to be given to the Plan Administrator or other duly appointed agent under or in connection with the Plan may be delivered or sent by post to it at its registered office (or such other place as the Designated Corporate Officer or duly appointed agent may from time to time decide and notify to Participants) or sent by e-mail or fax to any e-mail address or fax number notified to the Participant.

Notices sent by post will be deemed to have been given on the second day after the date of posting. However, notices sent by or to a Participant who is working overseas will be deemed to have been given on the seventh day after the date of posting. Notices sent by e-mail or fax, in the absence of evidence to the contrary, will be deemed to have been received on the day after sending.

15	Changing the Plan and termination

15.1	Designated Corporate Officer’s powers

The Designated Corporate Officer may at any time change the Plan in any way.

15.2	Notice

The Plan Administrator may give written notice of any changes made to any Participant affected.

15.3	National provisions

Notwithstanding any other provision of the Plan, but subject always to rule 15.1 the Company may amend or add to the provisions of the Plan it considers necessary or desirable to take account of, or to mitigate, or to comply with relevant overseas laws including but not limited to taxation, securities or exchange control laws, provided that the terms of Awards granted to such Participants are not more favourable overall than the terms of Awards granted to other Participants.

15.4	Termination

The Designated Corporate Officer may terminate the Plan at any time. However, Awards granted before such termination will continue to be valid and will Vest and be Released as described in these rules.

16	Governing law and jurisdiction

English law governs the Plan. The English Courts have exclusive jurisdiction in respect of disputes arising under or in connection with the Plan and Awards, including their grant, Vesting and Release unless the Designated Corporate Officer determines otherwise, in which case proceedings may be taken in any other court of competent jurisdiction.

Schedule 1
US
This United States (“US”) Schedule has been adopted by the Company pursuant to rule 15.3 of the Plan and shall vary the terms of the Plan (including Schedule 2) (and any other related documents) accordingly for all US Participants. For the purposes of this Schedule 1, a “US Participant” means a Participant who is:

(i)	a US citizen;

(ii)	a US permanent resident (as may be evidenced by a so-called “green card” and/or participation in a US tax-qualified pension plan sponsored by a Member of the Group);

(iii)	a non-US citizen who is posted to the United States as of a Vesting Date and who is (or expected to become) subject to US taxation as a resident alien; or

(iv)	a non-US citizen to the extent that he or she is or becomes subject to Section 409A of the Internal Revenue Code of 1986, as amended (the “Code”), with regard to a grant, Vesting or Release of Awards, including a non-resident alien taxpayer, with respect to some portion of a grant, Vesting or Release of Awards that is deemed to be income from a US source.

Rule 1, definition of Career Break, shall be varied by adding the following:

For US Participants, a Career Break shall only be recognized for purposes of this Plan if the Participant is reasonably expected to return to work with the Company after the expiration of the break and such break is approved by the Company in advance of the break’s onset.  The maximum recognized period for a Career Break for US Participants will be six (6) months (or such longer period if the Participant has a legal or contractual right to return to work with the company immediately following the expiration of the break), with a voluntary termination of employment considered to have taken place for purposes of the Plan for any such longer period, as determined in accordance with Section 409A of the Code.

Rule 1 shall be varied by adding the following definition of Change of Control:

“Change of Control” for US Participants shall mean a change in the ownership of the Company, change in effective control of the Company or change in the ownership of a substantial portion of the Company’s assets, as such phrases are specifically defined by United States Treasury Regulations Section 1.409A-3(i)(5)(v), (vi) and (vii), as applicable to the terms herein and as may hereafter be amended.

Rule 2.4.2 shall be varied by adding the following:

For purposes of Rule 2.4, the Designated Corporate Officer may not waive or change a Condition which requires a US Participant to remain employed or to continue to perform services as a condition of the Vesting or Release of Awards.

Rule 3 shall be varied by adding the following as Rule 3.7:

Notwithstanding anything in the Plan rules to contrary, and consistent with Rule 17.1 of this US Schedule, this Plan shall not be considered a “funded” plan within the meaning of Section 409A of the Code, and any procurement of Shares to accomplish a transfer of Shares to US Participants shall be done in such a manner consistent with Rule 17.1 below.

Rule 4.5 shall be varied by adding the following:

Rule 4.5 is not intended to be applied to a US Participant.  If applicable non-US law requires the general application of Rule 4.5 to a US Participant, it will be applied in manner consistent with Section 409A of the Code.

Rule 4.7 shall be varied by adding the following:

Notwithstanding anything in the Plan rules to the contrary, any right of the Company, the Plan Administrator, the Designated Corporate Officer, any employing Company or any other entity to deduct from and set off against the Award any debt, obligation, liability or other amount owed by the US Participant to a Member of the Group, shall be subject to limitations imposed by Section 409A of the Code.

Rule 4 shall be varied by adding the following as rule 4.8:

Notwithstanding anything contained in the Plan rules to the contrary, no transfer of Shares or payment pursuant to this Plan may be made later than 2 ½ months after the end of the calendar year during which the Restricted Period ends.

Rule 6 shall be varied by adding the following:

Rule 6 is not intended to be applied to a Participant who is considered a US Participant based on his status as a US citizen or a US permanent resident and who is employed by a Member of the Group located in the United States. If applicable non-US law requires the general application of Rule 6 to any US Participant, Rule 6 will be applied in a manner consistent with the provisions of Rule 7.2 of this US Schedule.

Rule 7.2 shall be replaced in its entirety to read as follows:

7.2            Leaving in exceptional circumstances

If a US Participant ceases to be employed by any Member of the Group more than 12 months after the start of the Restricted Period (unless the Designated Corporate Officer decides that the 12 month rule shall not apply), and before the end of the Restricted Period for any of the reasons set out below, his Awards do not lapse and will Vest and will be Released after the end of the Restricted Period. The reasons are:

(1) Disability. For the purposes of this Rule, a US Participant will be considered Disabled if he is (i) unable to engage in any substantial gainful activity by reason of any medically determinable physical or mental impairment which can be expected to result in death or can be expected to last for a continuous period of not less than 12 months; or (ii) by reason of any medically determinable physical or mental impairment which can be expected to result in death or can be expected to last for a continuous period of not less than 12 months, receiving income replacement benefits for a period of not less than 3 months under an accident and health plan covering employees of a Member of the Group; or (iii) otherwise disabled within the meaning of the Code; or

(2) A US Participant’s involuntary termination of employment with any Member of the Group, other than due to such Participant’s conduct or performance. For avoidance of doubt, the following circumstances will be considered an involuntary termination of employment: (A) termination of a US Participant’s employment by his or her employer, or a termination considered by the Designated Corporate Officer to have been initiated by the US Participant’s employer, in both cases where the termination is not based on the US Participant’s conduct or performance; (B) a US Participant’s employing Member of the Group ceasing to be under the Control of the Company or (C) a sale of assets or other transaction resulting in the loss of the US Participant’s employment with any Member of the Group. In no event will a resignation be considered an involuntary termination of employment, regardless of whether the US Participant experienced a change in duties or work location resulting in his resignation.

(3) If a US Participant’s termination of employment occurs by mutual agreement between the Participant and the Company to an agreed and planned exit date occurring after the end of the calendar year of grant, the Designated Corporate Officer may in his sole discretion permit the Award to continue to Vest according to its original terms.

Rule 7.4 shall be varied by adding the following:

Unless the grant document states otherwise, the Shares will in all circumstances be delivered within 90 days after the date of the Participant’s death.

Rule 10.1 shall be varied by adding the following:

Rule 10.1 will only apply when the Change of Control or corporate event described therein constitutes a Change of Control as defined in this US Schedule.  As well, and notwithstanding anything in the Plan rules to the contrary, the transfer of Shares upon Vesting shall be accomplished no later than 90 days after such corporate event.

Rule 10.3 shall be varied by adding the following:

Rule 10.3 is not intended to be applied to a US Participant.

Rule 10.6 shall be varied by adding the following;

Rule 10.6 is not intended to be applied to a US Participant.

The following shall be added as rule 17

17	US Tax Compliance and Deferrals

17.1	Compliance with Section 409A and Other Applicable Laws

Notwithstanding any provision of the Plan to the contrary, the Plan is intended to comply with the requirements of Section 409A of the Code with respect to US Participants.  Accordingly, all provisions herein, or incorporated by reference, shall be construed and interpreted to comply with Section 409A of the Code to the extent required.  Notwithstanding any provision of the Plan to the contrary, if a US Participant is a “specified employee” within the meaning of Section 409A of the Code at the time of separation from service, to the extent necessary to comply with Section 409A of the Code, any payment required under this Plan shall be held for delayed payment and shall be distributed on or immediately after the date which is six (6) months after the date of the Participant’s separation from service, or death if earlier.  In no event may the US Participant, directly or indirectly, designate the calendar year of a payment.  Notwithstanding any provision of this  Plan to the contrary, this Plan shall also be unfunded for the purposes of Section 409A of the Code.

Notwithstanding any provision of this Plan to the contrary, the Designated Corporate Officer may amend or terminate the grant, Vesting and/or release of Matching RSU Awards under this Plan at any time and without prior notice if the Designated Corporate Officer determines in its sole discretion that such action is necessary or advisable to avoid or mitigate potential non-compliance with applicable law or if compliance would create unreasonable administrative burdens.  If the terms of a grant, Vesting or release of an Award is amended or terminated, the Company is under no obligation to provide any consideration or remuneration in lieu of the grant, Vesting and/or release of the Award.

All taxes, penalties, or interest imposed on any Participant due to any failure to comply with Section 409A of the Code or other tax rule shall be the Participant’s responsibility and no Member of the Group shall have any obligation to keep the Participant whole.

Schedule 2
Restricted Cash Units

1	Rules

The rules of the BP p.l.c. Restricted Share Plan (“Plan”) will apply to grants made under this Schedule 2, as modified by the terms of this Schedule 2 and (to the extent necessary) as modified by Schedule 1).

2	Definitions

“Restricted Cash Units” means a conditional entitlement to a payment of cash as described in paragraph 3 of this Schedule 2;

“Unrestricted Cash Units” means an unconditional entitlement to a payment of cash as described in paragraph 6 of this Schedule 2.

3	Restricted Cash Units

Restricted Share Units will be referred to for the purposes of this Schedule as Restricted Cash Units. Any Restricted Cash Units granted under this Schedule 2 will give Participants a right to receive a cash sum only. In addition, any dividend equivalents under rule 3.5 of the Plan will be paid in cash only. No shares may be transferred in satisfaction of grants under this Schedule 2 and references to Restricted Share Units, Vesting and Release shall be construed accordingly.

4	No rights as shareholders

As a result only of their participation under this Schedule 2, Participants will have no rights as shareholders of the Company and no rights to acquire Shares.

5	Payments of cash

Subject to paragraph 6 of this Schedule, after the end of the Restricted Period for grants made under this Schedule 2 (and once any determinations are made under rule 4.2 of the Plan, if applicable) the Plan Administrator will determine the number of Shares which would have Vested had a grant of Restricted Share Units been made rather than a grant of Restricted Cash Units and shall make a cash payment to the Participant in accordance with rule 4.5 of the Plan.

6	Grant of Unrestricted Cash Units

6.1	The Plan Administrator may decide at any time after the end of the Restricted Period for grants made under this Schedule 2 (and once any determinations are made under rule 4.2 of the Plan, if applicable) that a Participant will be granted Unrestricted Cash Units rather than made a cash payment in accordance with paragraph 5 of this Schedule.

6.2	A grant of Unrestricted Cash Units will represent the number of Shares which would have Vested had a grant of Restricted Shares been made rather than a grant of Restricted Cash Units. Unrestricted Cash Units will give Participants a right to receive a cash sum only.

6.3	Where a dividend is paid on a Share, the Plan Administrator may, in his absolute discretion, adjust the number of Unrestricted Cash Units held by a Participant or take any other such action which it deems appropriate.

6.4	A Participant may at any time direct the Company to make him a cash payment in respect of all or part of his Unrestricted Cash Units. The direction will be in such form as the Company may decide. The payment will be made as soon as practicable after receipt of the direction.

6.5	The cash payment to be made under paragraph 6.4 of this Schedule will be calculated by multiplying the number of Unrestricted Cash Units in respect of which the direction is made by the Market Value of a Share on a date to be determined by the Plan Administrator on the basis of one Share for each Unrestricted Cash Unit.

6.6	The Plan Administrator may determine a minimum number of Unrestricted Cash Units that a direction may be made in respect of.

6.7	Where a Participant ceases to be employed by a Member of the Group, he shall be treated as having made a direction as set out in paragraph 6.4 on the date on which he ceases to be an employee.

6.8	Rule 4.7 of the Plan will apply in relation to any payments made under paragraph 6 of this Schedule.